================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 5)


                            ALLCITY INSURANCE COMPANY
                                (Name of Issuer)

 COMMON SHARES, $1 PAR VALUE                                     016752107
(Title of class of securities)                                 (CUSIP number)


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
           (Name, address and telephone number of person authorized to receive notices and communications)


                                JANUARY 15, 2003
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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

--------------------------------------------------------------------------                 ----------------------------------------
CUSIP No. 016752107                                                             13D
--------------------------------------------------------------------------                 ----------------------------------------
--------------- ---------------------------------------------------------- --------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  LEUCADIA NATIONAL CORPORATION
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------- ------------------------------------------------------------------------------------------------------------ ------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [X]
                                                                                                                           (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------ ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A

--------------- ------------------------------------------------------------------------------------------------------------ ------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------- ---------------------------------------------------------- --------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      NEW YORK

--------------------------- -------- ----------------------------------------------------- ----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    0
          SHARES
                            -------- ----------------------------------------------------- ----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  6,458,808 (SEE ITEM 5)
         OWNED BY
                            -------- ----------------------------------------------------- ----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               0
        REPORTING
                            -------- ----------------------------------------------------- ----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             6,458,808 (SEE ITEM 5)

--------------- -------------------------------------------------------------------------- ----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,458,808 (SEE ITEM 5)

--------------- ------------------------------------------------------------------------------------------------------------ ------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

--------------- ------------------------------------------------------------------------------------------------------------ ------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          91.2%

--------------- ---------------------------------------------------------- --------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  CO

--------------- ---------------------------------------------------------- --------------------------------------------------------






                                       2

--------------------------------------------------------------------------                 ----------------------------------------
CUSIP No. 016752107                                                             13D
--------------------------------------------------------------------------                 ----------------------------------------

--------------- ---------------------------------------------------------- --------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  WMAC INVESTMENT CORPORATION
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------- ------------------------------------------------------------------------------------------------------------ ------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [X]
                                                                                                                           (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------- ------------------------------------ ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A

--------------- ------------------------------------------------------------------------------------------------------------ ------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------- ---------------------------------------------------------- --------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      WISCONSIN

--------------------------- -------- ----------------------------------------------------- ----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    0
          SHARES
                            -------- ----------------------------------------------------- ----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  299,370 (SEE ITEM 5)
         OWNED BY
                            -------- ----------------------------------------------------- ----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               0
        REPORTING
                            -------- ----------------------------------------------------- ----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             299,370 (SEE ITEM 5)

--------------- -------------------------------------------------------------------------- ----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   299,370 (SEE ITEM 5)

--------------- ------------------------------------------------------------------------------------------------------------ ------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

--------------- ------------------------------------------------------------------------------------------------------------ ------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           4.2%

--------------- ---------------------------------------------------------- --------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  CO

--------------- ---------------------------------------------------------- --------------------------------------------------------






                                       3

------------------------------------------------------------------------------ --------------- ------------------------------------
CUSIP No. 016752107                                                                 13D
-----------------------------------------------------------------------------------------------------------------------------------

------------------- ---------------------------------------------------------- ----------------------------------------------------
        1           NAME OF REPORTING PERSON:                                  PHLCORP, INC.
------------------- -------------------------------------------------------------------------- ------------------------------------
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ------------------------------------------------------------------------------------------------------------- -
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                      (A) [X]
                                                                                                                           (B) [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------------ --------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                     N/A

------------------- ------------------------------------------------------------------------------------------------------------- -
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                 [_]
------------------- ---------------------------------------------------------- ----------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                      PENNSYLVANIA

------------------------------- --------- ---------------------------------------------------- ------------------------------------
          NUMBER OF                7      SOLE VOTING POWER:                                   0
            SHARES
------------------------------- --------- ---------------------------------------------------- ------------------------------------
         BENEFICIALLY              8      SHARED VOTING POWER:                                 6,458,808 (SEE ITEM 5)
           OWNED BY
------------------------------- --------- ---------------------------------------------------- ------------------------------------
             EACH                  9      SOLE DISPOSITIVE POWER:
          REPORTING
------------------------------- --------- ---------------------------------------------------- ------------------------------------
         PERSON WITH               10     SHARED DISPOSITIVE POWER:                            6,458,808 (SEE ITEM 5)

------------------- -------------------------------------------------------------------------- ------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,458,808 (SEE ITEM 5)

------------------- ------------------------------------------------------------------------------------------------------------- -
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]
------------------- ------------------------------------------------------------------------------------------------------------- -
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    91.2%
------------------- ---------------------------------------------------------- ----------------------------------------------------
        14          TYPE OF REPORTING PERSON:                                  CO
------------------- ---------------------------------------------------------- ----------------------------------------------------






                                       4

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [X]
                                                                                                                          (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,159,438 (SEE ITEM 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,159,438 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,159,438 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 87.0%
---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- ------------------------------------------------







                                       5

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BALDWIN ENTERPRISES, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [X]
                                                                                                                          (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       COLORADO

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,159,438 (SEE ITEM 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,159,438 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,159,438 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               87.0%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------







                                       6

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BELLPET, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (A) [X]
                                                                                                                           (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,688,031 (SEE ITEM 5)
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,688,031 (SEE ITEM 5)

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,688,031 (SEE ITEM 5)

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                   80.4%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------






                                       7

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   EMPIRE INSURANCE COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [X]
                                                                                                                          (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A

---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       NEW YORK

----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0
              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,987,401
             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0
            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,987,401

---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,987,401

---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                  84.6%

---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO

---------------------- ----------------------------------------------------------- ------------------------------------------------


Item 1. Security and Issuer.

           This Statement constitutes Amendment No. 5 ("Amendment No. 5") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Leucadia National Corporation ("Leucadia") and its subsidiaries, Phlcorp, Inc. ("Phlcorp"), WMAC Investment Corporation ("WMAC"), 330 MAD. PARENT CORP. ("330 Mad. Parent"), Baldwin Enterprises, Inc. ("BEI"), BELLPET, Inc. ("Bellpet") and Empire Insurance Company ("Empire") (collectively, the "Controlling Entities").

           This Statement relates to the common stock, par value $1.00 (the "Common Stock"), of Allcity Insurance Company (the "Company"). The address of the principal executive office of the Company is 45 Main Street, Brooklyn, New York 11201.

           Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.


Item 2. Identity and Background.

           (a) - (c) Empire is a New York corporation. The address of its principal office is 45 Main Street, Brooklyn, New York 11201. Empire's principal business is property and casualty insurance. All of the outstanding common shares of Empire are owned indirectly by Leucadia through subsidiaries.

           WMAC is a Wisconsin corporation with its principal office at 529 East South Temple, Salt Lake City, Utah 84102. WMAC is a holding company for certain of Leucadia's investments and operations. All of WMAC's outstanding shares of common stock are owned by Phlcorp.

           Bellpet is a Delaware corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. Bellpet is engaged in making investments for its own account. All of Bellpet's outstanding shares of common stock are owned by BEI.

           BEI is a Colorado corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. BEI is engaged in making investments for its own account. All of BEI's outstanding shares of common stock are owned by 330 Mad. Parent.

           330 Mad. Parent is a Delaware corporation. The address of its principal office is 529 East South Temple, Salt Lake City, Utah 84102. Bellpet is engaged in making investments for its own account. All of 330 Mad. Parent's outstanding shares of common stock are owned by Phlcorp.

           Phlcorp is a Pennsylvania corporation. The address of its principal office is Two Plaza East, Suite 1280, 303 East Kilbourne Avenue, Milwaukee, Wisconsin 53202. Phlcorp is a holding company for subsidiaries primarily engaged in the insurance business. All of Phlcorp's outstanding shares of common stock are owned by Leucadia.

           Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a holding company principally engaged in a variety of businesses, including banking and lending, property and casualty insurance, manufacturing, winery operations, real estate activities and development of a copper mine. Approximately 32.7% of the common shares of Leucadia outstanding at January 14, 2003 (including shares issuable pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia.

           The following information with respect to each executive officer and director of WMAC is set forth in Amendment Number 1 to Schedule A to this Amendment No. 5: (i) name, (ii) business address, (iii) principal occupation or employment and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Controlling Entities for which such information is set forth above.

           (d) - (f) During the last five years, none of the Controlling Entities and, to their knowledge, none of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Controlling Entities, each of the individuals identified pursuant to Paragraphs (a) through
(c) is a United States citizen.


Item 4. Purpose of Transaction.

           On January 15, 2003, Leucadia presented a letter (the "Letter") to the Chairman of the Special Committee of the Company's Board of Directors that advised the Company of a potential tender offer by Leucadia to purchase all shares of Common Stock not already owned by Leucadia and its affiliates at price of $2.00 per share, subject to customary conditions and the tendering of sufficient shares of Common Stock to increase to 95% Leucadia's beneficial ownership of the outstanding Common Stock of the Company. As provided in the Letter, if Leucadia obtains beneficial ownership of 95% or more of the shares of Common Stock, subject to the approval of the New York Insurance Department of the Merger (as defined below), Leucadia intends to, and to cause its subsidiaries which own shares of Common Stock to, contribute such shares to Empire such that Empire would directly own at least 95% of the shares of Common Stock. After receiving the contributions of Common Stock and subject to the approval of the New York Insurance Department, Empire would merge with the Company pursuant to a short form merger pursuant to Section 7118 of the New York

Insurance Law (the "Merger") in which all outstanding shares of Common Stock not owned by Leucadia and its affiliates would be converted into the right to receive $2.00 per share. Empire will be the surviving company in the Merger and the certificate of incorporation and by-laws of Empire prior to the effective time of the merger will become the certificate of incorporation and by-laws of the Company upon completion of the Merger. The transactions contemplated by Leucadia's proposal would only be consummated following a favorable recommendation by the Special Committee to the Company's shareholders. A copy of the Letter is attached hereto as Exhibit 2 and incorporated herein by reference.

           Upon consummation of the Merger, the separate existence of the Company will cease and the shares of Common Stock will no longer be outstanding. Further, in the event that there are less than 300 record holders of the Common Stock following consummation of the tender offer, the registration of the shares of Common Stock under the Securities Exchange Act of 1934, as amended, may be terminated upon application by the Company to the Securities and Exchange Commission (the "SEC").

           In addition to the foregoing, subject to and depending upon availability at prices deemed favorable by Leucadia, Leucadia, directly or through its subsidiaries, may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise. As stated above, Leucadia may consider increasing its ownership of Common Stock above current levels by proposing a merger or other business combination or otherwise, in which event its involvement may be through or together with entities in which it has an interest.

           Except as set forth above, none of the Controlling Entities have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

           Leucadia's proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public shareholders of the Company.

           Any communications regarding the potential tender offer, including the Letter, will be filed with the SEC on Schedule TO as "pre-commencement communications" to a tender offer. When it becomes available, shareholders should read the tender offer statement on Schedule TO (including a "going private" statement on Schedule 13e-3) to be filed by Leucadia as it will contain important information about the tender offer. When it becomes available, shareholders can obtain such tender offer statement on Schedule TO free of charge from the U.S. Securities and Exchange Commission's website at http: www.sec.gov or from Leucadia by directing a request to Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

Item 5. Interest in Securities of the Issuer.

           (a) The Controlling Entities beneficially own the following shares of Common Stock:

                  (i) Empire is the direct owner of 5,987,401 shares of Common Stock representing approximately 84.6% of the outstanding shares of Common Stock (such outstanding shares being determined in accordance with Rule 13d-3(d)(1) under the Exchange Act to equal the number of shares outstanding as of November 11, 2002 (i.e., 7,078,625 shares), as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

                  (ii) By virtue of its ownership of 5% of the outstanding shares of Empire, for purposes of this Amendment No. 5, WMAC may be deemed to share voting and dispositive power with respect to Common Stock owned of record by Empire and therefore may be deemed to be a beneficial owner of the shares of Common Stock beneficially owned by Empire.

                  (iii) By virtue of its ownership of 95% of the outstanding shares of Empire, for purposes of this Amendment No. 5, Bellpet may be deemed to share voting and dispositive powers with respect to Common Stock owned of record by Empire and therefore may be deemed to be a beneficial owner of the shares of Common Stock beneficially owned by Empire.

                  (iv) BEI is the direct owner of 471,407 shares of Common Stock representing approximately 6.7% of the Common Stock currently outstanding. In addition, by virtue of its ownership of all of the outstanding shares of Bellpet, for the purposes of this Amendment No. 5, BEI may be deemed to share voting and dispositive powers with respect to Common Stock owned of record by Empire, and therefore may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Bellpet.

                  (v) By virtue of its ownership of all of the outstanding shares of BEI, for purposes of this Amendment No. 5, 330 Mad. Parent may be deemed to share voting and dispositive power with respect to Common Stock owned of record by Empire and BEI, and therefore may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by BEI.

                  (vi) By virtue of its ownership of all of the outstanding shares of 330 Mad Parent and WMAC, for purposes of this Amendment No. 5, Phlcorp may be deemed to share voting and dispositive power with respect to Common Stock owned of record by Empire and BEI, and therefore may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by 330 Mad. Parent and WMAC.

                  (vii) By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Amendment No. 5, Leucadia may be deemed to share voting and dispositive power with respect to Common Stock owned of record by Empire and BEI, and therefore may be deemed to be a beneficial owner of all of the shares of Common Stock beneficially owned by Phlcorp.

                  (viii) By virtue of their ownership of Leucadia common shares and their positions with Leucadia, for purposes of this Amendment No. 5, Ian M. Cumming and Joseph S. Steinberg may be deemed to share voting and disposition powers with respect to Common Stock beneficially owned by Empire and BEI and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.

                  (ix) Except as set forth in Paragraph (i) through (viii) of this Item 5(a), to the best knowledge of the Controlling Entities, none of the other persons identified pursuant to Item 2 above beneficially owns any shares of Common Stock.

           (b) Item 5(a) is incorporated herein by reference.

           (c) Item 2 is incorporated herein by reference. Except as otherwise described herein, none of the persons identified pursuant to Item 2 above has effected any transactions in Common Stock during the past sixty days.

           (d) Not applicable.

           (e) Not applicable.


Item 7. Material to be Filed as Exhibits.

          1. Agreement among the Controlling Entities with respect to the filing of this Schedule 13D.

          2. Letter dated January 15, 2003, from Leucadia National Corporation to the Special Committee of the Board of Directors of Allcity Insurance Company.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


           Dated: January 15, 2003




                                         LEUCADIA NATIONAL CORPORATION

                                         By: /s/ Joseph A. Orlando
                                             ---------------------------------
                                         Name: Joseph A. Orlando
                                         Title: Vice President and
                                                Chief Financial Officer

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated: January 15, 2003




                                      WMAC INVESTMENT CORPORATION

                                      By: /s/ Joseph A. Orlando
                                         --------------------------------------
                                      Name:  Joseph A. Orlando
                                      Title:  Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 15, 2003



                                   PHLCORP, INC.

                                   By: /s/ Joseph A. Orlando
                                      --------------------------------------
                                   Name:  Joseph A. Orlando
                                   Title:  Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 15, 2003



                                  330 MAD. PARENT CORP.

                                  By: /s/ Corinne Maki
                                     --------------------------------------
                                  Name: Corinne Maki
                                  Title: Vice President, Secretary and
                                         Controller

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


           Dated:  January 15, 2003



                                    BALDWIN ENTERPRISES, INC.

                                    By: /s/ Joseph A. Orlando
                                       --------------------------------------
                                    Name:  Joseph A. Orlando
                                    Title:  Vice President

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 15, 2003


                                       BELLPET, INC.

                                       By: /s/ Corinne Maki
                                          --------------------------------------
                                       Name: Corinne Maki
                                       Title: Vice President, Secretary and
                                              Controller

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

           Dated:  January 15, 2003



                                 EMPIRE INSURANCE COMPANY

                                 By: /s/ Rocco Nittoli
                                    -------------------------------------------
                                 Name: Rocco Nittoli
                                 Title: Chief Operating Officer

                        AMENDMENT NUMBER 1 TO SCHEDULE A
                        --------------------------------


Directors and Executive Officers of WMAC
----------------------------------------

Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of WMAC. To the knowledge of the Controlling Entities, each person listed below is a United States citizen.

           For purposes of this schedule, Leucadia is "(a)", WMAC is "(b)", Phlcorp is "(c)", 330 Mad. Parent is "(d)", BEI is "(e)", Bellpet is "(f)" and Empire is "(g)".


                                          Director-                                              Principal Occupation or
Name and Business Address                 ships                 Offices                          Employment
-------------------------                 ---------             -------                          -----------------------
Ian M. Cumming                            (a), (b), (e) and     Chairman of the Board of (a)     Chairman of the Board of (a)
c/o Leucadia National Corporation         (g)                   and (e)
529 E. South Temple
Salt Lake City, Utah  84102

Joseph S. Steinberg                       (a),(b), (e) and      President of (a) and (e)         President of (a)
c/o Leucadia National Corporation         (g)
315 Avenue South
New York, NY 10010

Joseph A. Orlando                         (b), (c), (d),        Vice President and Chief         Vice President and Chief Financial
c/o Leucadia National Corporation         (e), (f) and (g)      Financial Officer of (a);        Officer of (a)
315 Avenue South                                                President of (b); Vice
New York, NY 10010                                              President and Treasurer of
                                                                (c); Vice President of (e)

Corinne Maki                              --                    Vice President and               Vice President, Secretary and
c/o 330 Mad. Parent Corp                                        Controller of (b); Vice          Controller of (d); Assistant
529 East South Temple                                           President, Secretary and         Secretary of (a)
Salt Lake City, Utah 84102                                      Comptroller of (d) and (f);
                                                                Assistant Secretary of (e)

Mark Hornstein                            (c)                   Vice President of (a), (b),      Vice President of (a)
c/o Leucadia National Corporation                               (c) and (e)
315 Avenue South
New York, NY 10010

Philip M. Cannella                        (b), (d) and (f)      Vice President and Treasurer     Assistant Vice President of (a)
c/o Leucadia National Corporation                               of (b); Assistant Vice
315 Avenue South                                                President of (a); Vice
New York, NY 10010                                              President of  (c) and (e)

Barbara L. Lowenthal                      --                    Vice President and               Vice President and Comptroller of
c/o Leucadia National Corporation                               Comptroller of (a); Vice         (a)
315 Avenue South                                                President of (b) and (e)
New York, NY 10010

Laura E. Ulbrandt                         --                    Secretary of (a), (b), (c)       Secretary of (a)
c/o Leucadia National Corporation                               and (e)
315 Avenue South
New York, NY 10010






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